Mail Stop 4561
      November 18, 2005

Christopher M. O`Meara
Lehman Brothers Holdings Inc.
Chief Financial Officer, Controller and Executive Vice President
745 Seventh Avenue
New York, NY 10019

      Re: Lehman Brothers Holdings Inc.
   Form 10-K for Fiscal Year Ended November 30, 2004
Forms 10-Q for Quarters Ended February 28, 2005, May 31, 2005 and
August 31, 2005
File No. 001-09166

Dear Mr. O`Meara:

    We have reviewed your filing and have the following comments.
We
have limited our review to only your financial statements and
related
disclosures and will make no further review of your documents.
Please be as detailed as necessary in your explanation. In some
of
our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional
comments.

    Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies - Consolidation
Accounting Policies, page 80

1. We note that you adopted FASB Interpretation No. 46R (FIN 46R)
for
all variable interest entities (VIEs) in which you hold a variable
interest in 2004. Please revise your future filings to include all
disclosures required by paragraphs 23-26 of FIN 46R related to
VIEs
in which you are either the primary beneficiary or hold a
significant
variable interest, or tell us why these disclosures are not
required.

Note 6 Business Combinations, Page 90

2. We note that the Neuberger final purchase price adjustment of
$307
million recorded in 2004 was based on a third-party valuation of
restricted common shares issued in the business combination. We

further note that these shares were initially valued at a 25%
discount to market value based on a third-party valuation. Please
tell us the discount to market you applied to determine the
revised
value of these shares and how you determined that the revised
value
represented the fair value of issued shares.

Note 7 Identifiable Intangible Assets and Goodwill, page 101

3. Please describe the nature of your mutual fund customer-related
intangibles and tell us how you determined that they are
indefinite
lived, indicating the authoritative guidance upon which you rely
including your consideration of paragraph 11 of SFAS 142.

Note 10 Fair Value of Financial Instruments, page 106

4. Please revise future filings to present the fair value of your
financial instruments, including off balance sheet financial
instruments, with the related carrying amount in a form that makes
it
clear whether the fair value and carrying amount represent assets
or
liabilities and how the carrying amounts relate to what is
reported
in the statement of financial position. Refer to Paragraph 10 of
SFAS 107, as amended by paragraph 532 of SFAS 133.

Note 11 Commitments and Contingencies

Litigation, page 110

5. We note your disclosures about the settlement amounts related
to
two litigation matters. Please tell us and revise future filings
to
* quantify for each year presented the amounts accrued in
connection
with litigation matters for which you believe it is probable that
a
liability was incurred or an asset impaired; and
* quantify the range of possible loss for those matters where you
believe that there is at least a reasonable possibility that a
loss
or an additional loss that may have been incurred.
If you do not have probable losses or losses which are reasonably
possible, please state so in future filings. Please refer to SFAS
5
and FIN 14.

6. Please tell us and revise future filings to disclose how the
$280
million settlement with your insurance carriers for the litigation
occurring prior to January 2003 and the $223 million settlement
under
the Memorandum of Understanding for the Enron litigation did not
result in a net gain or loss.

Note 16 Incentive Plans - Restricted Stock Units, page 116

7. We note that in 2004 you measured compensation cost for your
restricted stock units (RSUs) based on the market value of your
common stock at the date of grant less a discount for sale
restriction. We further note that a discount was not applied to
awards granted prior to 2004. Please tell us and revise future
filings to disclose the reasons for this accounting change.

8. Please tell us the impact of applying this sale restriction
discount in 2004 on your RSU compensation cost.

9. In the first paragraph on page 117 you state that you included
39.9 million amortized RSUs in your basic and diluted earnings per
share at November 30, 2004. We note in the table on page 116 that
you
had a total of 64.24 million RSUs outstanding at November 30,
2004.
Please clarify why the number of RSUs included in your diluted

earnings per share calculations on page 114 is only 2.2 million when
compared to the remaining 24.34 million unamortized RSUs.

* * *
    Please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please file your
response on EDGAR. Please understand that we may have additional
comments after reviewing your response to our comments.

    We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing reviewed by the staff to be
certain that they have provided all information investors require for
an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they
have made.

        In connection with responding to our comments, please
provide, in writing, a statement from the company acknowledging
that:

* the company is responsible for the adequacy and accuracy of the
disclosure in the filing;

* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action with
respect to the filing; and

* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in
response to our comments on your filing Please contact Nancy Maloney,
Staff Accountant, at (202) 551-3427 or me at (202) 551-3423 if you
have questions.

        Sincerely,

Amit Pande
        Assistant Chief Accountant

Christopher M. O'Meara
Lehman Brothers Holdings Inc.
November 18, 2005
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